<u>Overview of Updates – **May** 2026</u>

- Schedule A – Principals updated on "Form A Sch A re Q18" tab:
  - Ohira Shogo has been approved as a Principal.
  - Daisuke Mototani has been removed as a Principal.
- Exhibit 99.36 (7-R Information):
- NFA ORS system / 7-R Information has been automatically updated to reflect changes in Principals.